Managed Portfolio Series
615 East Michigan Street | Milwaukee, Wisconsin 53202
March 15, 2022

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Managed Portfolio Series (the “Trust”) Kensington Managed Income Fund, Kensington Dynamic Growth Fund, Kensington Active Advantage Fund (the “Funds”) File Nos. 333-172080 and 811-22525
Dear Ms. White:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 524 to the Trust’s Registration Statement on Form N-1A filed December 30, 2021 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment. Please note that revisions made in response to your comments on the associated N-14 that was filed on January 10, 2022 (File No. 333-262082) will be incorporated into the definitive form of Prospectus and Statement of Additional Information for the Funds, where applicable.
Comment 1.Footnote 2 to the fee tables for the Managed Income and Dynamic Growth Funds states that other expenses are estimated. Given that the Funds will assume the history of the predecessors, it is unclear why the amounts would be estimated.
Response:    The above-referenced footnotes have been revised to state “Other Expenses have been restated to reflect current fees.”
Comment 2.Footnote 4 to the fee table for the Managed Income and Dynamic Growth Funds describes a waiver on the Institutional Class of shares. Please explain why the waivers for Class A and Class C shares not mentioned in Footnote 4.
Response:    The Managed Income and Dynamic Growth Funds are not expected to waive fees for the current fiscal year. Consequently, the captions with respect to the expense limits and the accompanying footnotes have been deleted.
Comment 3.In the Principal Investment Strategies section of the Managed Income Fund Summary, please:
a.disclose the types of fixed income derivatives in which the Fund will invest, the circumstances in which the Fund will invest in them, and the reasons the Fund will invest in them;
b.clarify whether the Fund will principally employ a fund-of-funds approach and reconcile with any disclosures that suggest otherwise;
c.with respect to the Managed Income Model, clarify the purpose of the model and how the inputs to the model are used to evaluate high-yield market conditions and achieve the Fund’s investment objective;
d.clarify references to “Advancing versus Declining Stock Prices”; and
e.review the disclosure to ensure all aspects are written in plain English, including with respect to phrases such as “returns calculated geometrically over time”.

Response:    The Fund’s Principal Investment Strategies section has been revised to address the above comments. Please see Appendix A attached hereto for the revised disclosure. Please note that derivative instruments are not part of the principal strategy, and consequently, related strategy and risk disclosure has been moved to a section discussing non-principal strategies and risks.
Comment 4.If a Fund will invest principally in both mutual funds and ETFs, please clarify any references to “mutual funds” to include ETFs.
Response:    The requested change has been made.
Comment 5.In the risks for the Managed Income Fund, please consider adding disclosure relating to ETFs and fixed income derivatives. Please advise or revise.
Response:    The “Mutual Funds Risk” has been revised to be “Underlying Funds Risks,” and disclosure related to ETFs has been added. Please note that derivative instruments are not part of the principal strategy, and consequently, related strategy and risk disclosure has been moved to a section discussing non-principal strategies and risks.
Comment 6.In the Loans Risk please disclose that it may take longer than 7 days for bank loan transactions to settle, which means that it could take the fund significant time to get its money after selling its investment. Please also address how the fund will address short term liquidity needs which may arise as a result of this lengthy settlement period.
Response:    The Loans Risk disclosure has been revised to specifically note that such transactions may take more than 7 days to settle. The Trust notes that the Amendment describes how the Fund expects to meet short-term liquidity needs to satisfy redemption requests in the section entitled “How to Redeem Shares — Redeeming Shares - Payment of Redemption Proceeds”. The Fund does not expect to invest directly in bank loans, and consequently, such instruments are not expected to affect the Fund’s ability to address redemption requests.
Comment 7.Please consider whether discontinuation of LIBOR should be a principle risk for the Managed Income Fund.
Response:    The following risk has been added:
LIBOR Risk: Changes related to the use of the London Interbank Offered Rate (LIBOR) or similar interbank offered rates (“IBORs,” such as the Euro Overnight Index Average (EONIA)) could have adverse impacts on financial instruments that reference LIBOR or a similar rate. While some instruments may contemplate a scenario where LIBOR or a similar rate is no longer available by providing for an alternative rate setting methodology, not all instruments have such fallback provisions and the effectiveness of replacement rates is uncertain. The abandonment of LIBOR and similar rates could affect the value and liquidity of instruments that reference such rates, especially those that do not have fallback provisions. The use of alternative reference rate products may impact investment strategy performance.
Comment 8.In the Investment Adviser section in the summary for each Fund, please remove the paragraph directly under the Adviser’s name as it is not required by Item 5(a).
Response:     The requested changes have been made.
Comment 9.In the Portfolio Manager section in the summary for each Fund, please limit disclosure to the information required by Item 5(b).
Response:    The requested changes have been made.

Comment 10.In the Principal Investment Strategies section of the Dynamic Growth Fund Summary, please clarify if just ETFs and mutual funds will invest in government debt and whether “equity Mutual Funds” is intended to have a specific meaning. Please also disclose the types of fixed income derivatives in which the Fund will invest, the circumstances in which it will invest in them, and the reasons it will invest in them and add risk disclosures for such derivatives and government securities.
Response:    The Fund’s Principal Investment Strategies section has been revised to address the above comments. Please see Appendix B attached hereto for the revised disclosure. Please note that derivative instruments are not part of the principal strategy, and consequently, related strategy and risk disclosure has been moved to a section discussing non-principal strategies and risks.
Comment 11.Please describe the Dynamic Growth Model in greater detail particularly how it determines that a market move is “short term noise”. Please also clarify what is meant by “equity indices” in the second paragraph of the Principal Investment Strategies section.
Response:    The Fund’s Principal Investment Strategies section has been revised to address the above comments. Please see Appendix B attached hereto for the revised disclosure.
Comment 12.For the Dynamic Growth Fund, please consider adding risk disclosure concerning the model and the data inputs on which it relies.
Response:    The following risk disclosure has been added in response to Item 9 of Form N-1A, with a summary appearing in response to Item 4:
Models and Data Risk: The Fund’s investment exposure is heavily dependent on proprietary quantitative models as well as information and data supplied by third parties (“Models and Data”). When Models and Data prove to be incorrect or incomplete, any decisions made in reliance thereon may lead to securities being included in or excluded from the Fund’s portfolio that would have been excluded or included had the Models and Data been correct and complete. Some of the models used by the Fund are predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, in unforeseen or certain low-probability scenarios (often involving a market disruption of some kind), such models may produce unexpected results, which can result in losses for the Fund. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data.
Comment 13.For the Dynamic Growth Fund, please confirm that performance information will be added as the Predecessor Fund has a full year of performance history.
Response:    The Trust so confirms.
Comment 14.Footnote 4 to the fee table for the Active Advantage Fund only references Institutional Class shares. Please clarify why whether this footnote also applies to Class A and Class C shares and update as necessary.
Response:    The first sentence of the above-referenced footnote has been revised to read as follows:
Kensington Asset Management, LLC (the “Adviser”) has contractually agreed to waive its management fee and pay Fund expenses to ensure that Total Annual Fund Operating Expenses (excluding AFFE, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions, extraordinary expenses, and distribution (12b‑1) fees and expenses) do not exceed 1.35% of the average net assets of the applicable share class.

Comment 15.On page 6 please correct the Class C expense example number.
Response:    The requested change has been made.
Comment 16.In the Principal Investment Strategies section of the Active Advantage Fund Summary, please:
a.clarify what is meant by “trends and counter-trends analysis” and “behavioral patterns in the financial markets”;
b.if applicable, note that “higher-yielding fixed income securities” are also known as “junk bonds” and consider whether additional risk disclosure is necessary for such instruments;
c.review the disclosure to ensure all aspects are written in plain English, including with respect to phrases such as “multi-factor performance attribution system”, “risk-adjusted performance metrics”, and “drawdown mitigation”;
d.include more user-friendly disclosure about how the Fund will determine which securities to buy and sell;
e.in the fourth paragraph, clarify what the “initial investable universe” is and how the Adviser assesses “security-specific liquidity” and include examples of what is meant by “subgroups within the asset class”; and
f.in the first paragraph, given that the Fund only invests in mutual funds and ETFs, remove “directly” from this sentence and add “and ETFs” after mutual funds.
Response:    The Fund’s Principal Investment Strategies section has been revised to address the above comments. Please see Appendix C attached hereto for the revised disclosure.
Comment 17.Given that the Active Advantage Fund will invest in equity securities, please add equity risk disclosure as principle risk.
Response:    The requested change has been made.
Comment 18.Please consider adding an interest rate risk as a principal risk for the Active Advantage Fund.
Response:    The requested change has been made.
Comment 19.Regarding the Emerging Markets Risk, if this is a principal risk for the Active Advantage Fund please revise to add strategy disclosure.
Response:    The Trust confirms that investments in emerging markets are not a principal strategy of the Fund. Consequently, applicable disclosure has been deleted.
Comment 20.Regarding the Loans Risk, if this is a principal risk for the Active Advantage Fund please revise to add strategy disclosure.
Response:    The requested change has been made.
Comment 21.The Management Risk for the Active Advantage Fund refers to a “Managed Income Model”. What is the managed income model and where is it mentioned. Please advise or revise.
Response:    The above-referenced risk has been revised to read as follows: “The Adviser’s strategies and judgments about the attractiveness, value, and potential appreciation of particular assets may prove to be incorrect and may not produce the desired results.”
Comment 22.Please add an ETF risk and No History of Operations Risk if applicable for the Active Advantage Fund.
Response:    Risks related to ETFs have been incorporated into the Underlying Funds Risks, and a Limited History of Operations Risk has been added.

Comment 23.In the performance disclosure for the Active Advantage Fund Summary, please add the statement required by Item 4(b)(2)(i) which states that past performance is not an indication of how the Fund will perform in the future.
Response:    The requested change has been made.
Comment 24.In the Item 9 disclosure for each Fund, please revise to reflect any changes made in the Item 4 disclosures.
Response:    The requested changes have been made to the risk disclosures. Please note that the Item 9 disclosures with respect to the Funds’ principal investment strategies have been deleted to eliminate redundancy in the Amendment in accordance with General Instruction C.3(a) of Form N-1A.
Comment 25.On page 12 in the Non-Principal Investment Strategies section for the Managed Income Fund, please clarify if investing in ETFs is principal or non-principal.
Response:    The requested change has been made.
Comment 26.On page 12 in the Non-Principal Investment Strategies section for the Managed Income Fund, please revise references to “Each Fund...” to be “the Fund”.
Response:    The requested change has been made.
Comment 27.For consistency, please move the Item 9 disclosure for the Active Advantage Fund so that it follows the Item 9 disclosure for the Dynamic Growth Fund.
Response:    The requested change has been made. Please note that the Item 9 disclosures with respect to the Funds’ principal investment strategies have been deleted to eliminate redundancy in the Amendment in accordance with General Instruction C.3(a) of Form N-1A.
Comment 28.In the Principal Investment Risks preamble on page 13, please add “and ETFs” after references to mutual funds as applicable.
Response:    The reference to “mutual funds” has been replaced with “underlying funds”.
Comment 29.Please review and reconcile the Principal Investment Risk chart on page 13 to reconcile with the risks applicable to each Fund.
Response:    The requested change has been made.
Comment 30.In the Management Risk disclosure on page 13, please review and revise references to the “Active Advantage Model”.
Response:    The requested change has been made.
Comment 31.In the Bond Risk disclosure on page 13, please revise the reference to “the Fund” to be “a Fund” or state the funds to which it applies and consider whether such risk should reference the Active Advantage Fund.
Response:    The risk has been revised to refer to “a Fund”. Additionally, references to the names of specific Funds have been deleted from each risk disclosure in Item 9, as such references are unnecessary given the table of risks that precedes such disclosure.
Comment 32.The ETF Risk disclosure on page 14 does not include disclosure related to credit risk or leverage risk as described on page 17. Please advise or revise.
Response:    The requested change has been made.

Comment 33.The Market Risk disclosure on page 15 states “The NAV of the Fund will fluctuate based on changes in the value of the high-yield securities in which the Fund invests.” Given that not all three of the funds will invest in high-yield securities it is unclear why this has been included. Please advise or revise.
Response:    The above-referenced sentence has been revised to read as follows: “The NAV and investment return of a Fund will fluctuate based on factors such as economic growth and market conditions, interest rate levels, and political events that affect the United States and international investment markets.”
Comment 34.In the Tracking Risk disclosure on page 16, please clarify if the funds will only invest in index mutual funds/ETFs or if they will also invest in actively managed mutual funds/ETFs.
Response:    The requested change has been made. The Funds are not limited to investing in index-based mutual funds or ETFs.
Comment 35.In the Non-Diversification Risk disclosure on page 16, please add “and ETFs” after the reference to mutual funds if applicable.
Response:    The reference to “mutual funds” has been revised to refer to “underlying funds” .
Comment 36.Please clarify if Derivatives Risk and ETF Risks are principal or non-principal risks for the Dynamic Growth Fund and reconcile the Principal Investment Risks and Non-Principal Investment Risks sections of both the Item 4 and Item 9 disclosures.
Response:    The requested change has been made to clarify that Derivatives Risks are non-principal risks for the Funds, and ETF Risks are principal risks for the Funds.
Comment 37.Please relocate the Active Advantage Fund’s Principal Investment Strategy disclosure on page 18 to follow the Principal Investment Strategy disclosure for the other two funds on page 12.
Response:    Please note that the Item 9 disclosures with respect to the Funds’ principal investment strategies have been deleted to eliminate redundancy in the Amendment in accordance with General Instruction C.3(a) of Form N-1A.
Comment 38.On page 19, the disclosure for Temporary Investments, Fund Holdings, and Cybersecurity duplicates the disclosure on page 17. Please consolidate.
Response:    The requested change has been made.
Comment 39.On page 21 in the fee waiver discussion there is no fee waiver information included for the Active Advantage Fund. Please advise or revise.
Response:    The applicable disclosure with respect to the Active Advantage Fund’s expense limitation arrangement has been added.
Comment 40.Where the Operating Expense Limitation Agreement is discussed in the Investment Adviser section on page 21, should the expiration date be 2024 rather than 2022? Please advise or revise.
Response:    The above-referenced disclosure has been revised to clarify that the Operating Expense Limitation Agreement with respect to the Funds will continue through at least June 30, 2024.
Comment 41.A rolling three-year recapture provision is discussed in the Investment Adviser section on page 21 which states that the provision is from the date the fee is waived but fee table refers to the month the fee is waived. Please reconcile.
Response:    The requested change has been made.

Comment 42.The last paragraph in the Investment Adviser section on page 21 refers to the Kensington Tactical Advantage Fund. Please revise to refer to the Kensington Active Advantage Fund.
Response:    The requested change has been made.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at 414-721-8328 or john.hadermayer@usbank.com.
Sincerely,

/s/ John Hadermayer
John Hadermayer
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.

Appendix A
Kensington Managed Income Fund
Principal Investment Strategies
Kensington Asset Management, LLC (the “Adviser”) seeks to achieve the Fund’s investment objective by employing a fund-of-funds approach that achieves exposure to (i) high-yield, income-producing securities or to (ii) cash, cash equivalents, and U.S. Treasury securities based on a proprietary “Managed Income Model” that looks at trends and patterns in the high-yield fixed income market. The Managed Income Model uses daily inputs related to the prices of certain U.S. high-yield and long-term Treasury bond funds, U.S. equity market indices, and the number of NYSE-listed companies whose prices have increased and decreased each day to evaluate whether market conditions favor a “Risk-On” portfolio exposed to high-yield securities or a “Risk-Off” portfolio exposed to cash, cash equivalents, or U.S. Treasury securities. Specifically, the model uses the following inputs:
•The net asset values of certain U.S. high-yield bond funds
•Prices of long-term U.S. Treasury bonds
•The level of the NASDAQ Composite Index, a market capitalization weighted index of approximately 3,000 common equities listed on the NASDAQ stock exchange
•The level of the Value Line Geometric Composite Index, an index of approximately 1,700 companies representing approximately 90% of the market capitalization of all U.S.-listed stocks with returns weighted to account for compounding of returns of time; and
•The daily number of NYSE-listed companies with prices increasing or decreasing (the Advance/Decline Line).
The Managed Income Model looks for trends developing over weeks, months, or years to signal a change from Risk-On to Risk-Off or vice versa, and the Adviser will generally turn over approximately 100% of the portfolio when the Managed Income Model signals a change. The Adviser generally expects such changes to occur infrequently (e.g., fewer than five times annually) based on historic trends in the high-yield fixed income market. Generally, when the Adviser believes high-yield market conditions are favorable, the Fund seeks exposure to longer maturity and lower quality high-yield securities. When the Adviser believes high-yield market conditions are somewhat less favorable (but still “Risk-On”), the Fund seeks exposure to shorter maturity and better quality high-yield securities.
In its Risk-On position, the Fund will primarily invest in other mutual funds or exchange-traded funds (“ETFs”) (“underlying funds”) that invest in high-yield, income-producing securities. High-yield securities are also known as “junk bonds”. The securities in which the underlying funds invest may include bills, notes, bonds, debentures, bank loans, loan participations, syndicated loan assignments and other evidence of indebtedness and are not restricted as to issuer credit quality, country, capitalization, security maturity, currency, or leverage. In its Risk-On position, a majority of the Fund’s portfolio is typically exposed to high-yield securities, which are debt instruments rated lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or lower than BBB- by Standard and Poor’s Rating Group (“S&P”), or, if unrated, determined by the underlying fund’s adviser to be of similar credit quality. The underlying funds may invest in junk bonds that are in default, subject to bankruptcy or reorganization.
In its Risk-Off position, the Fund will primarily hold cash or cash equivalents or invest directly or indirectly in underlying funds that invest in U.S. Treasury securities of various maturities.
In selecting underlying funds, the Adviser considers the performance, relative fees, management experience, and underlying portfolio composition and strategy of such underlying funds. The Fund is non-diversified, which means it may invest a high percentage of its assets in a limited number of securities. The Fund will typically limit its investment in a single underlying fund to one percent of such underlying fund’s net assets, although the percentage of such underlying fund owned by the Fund may change over time as the value of such investment changes and the Fund’s overall portfolio changes.

A-1

Appendix B
Kensington Dynamic Growth Fund
Principal Investment Strategies
Kensington Asset Management, LLC (the “Adviser”) seeks to achieve the Fund’s investment objective by employing a fund-of-funds approach that achieves exposure to (i) domestic equity securities or (ii) cash, cash equivalents, and U.S. Treasury securities based on a proprietary “Dynamic Growth Model” that looks at trends in the U.S. equity market. The Dynamic Growth Model uses daily price information with respect to multiple broad-based U.S. equity indices (e.g., open, close, high, and low prices) to identify and evaluate market trends and volatility to determine whether market conditions favor a “Risk-On” portfolio exposed to U.S. equity securities or a “Risk-Off” portfolio exposed to cash, cash equivalents, or U.S. Treasury securities. The Dynamic Growth Model looks for trends developing over weeks, months, or years to signal a change from Risk-On to Risk-Off or vice versa, and the Adviser will generally turn over approximately 100% of the portfolio when the Dynamic Growth Model signals a change. The Adviser generally expects such changes to occur approximately eight to twelve times annually based on historic trends in the U.S. equity market.
In its Risk-On position, the Fund will primarily invest in exchange-traded funds (“ETFs”) (“underlying funds”) that track the returns of a broad-based U.S. equity market index. Such equity market indices may include companies of any market capitalization, and such indices may be based on certain factors, such as value- or growth-oriented companies. In its Risk-Off position, the Fund will primarily hold cash or cash equivalents or invest directly or indirectly in underlying funds that invest in U.S. Treasury securities of various maturities.
The Dynamic Growth Model is built upon a core of trend-following logic that generates signals on a weekly basis. To avoid generating false signals directing a change to or from a Risk-On or Risk-Off state, the model also employs noise-filtering enhancements to dampen the distorting impact of short-term price aberrations that are characteristic of volatile markets. This noise filter operates by causing the model to disregard relatively large short-term changes in inputs that are not indicative of a longer-term trend. For example, the model considers short-term data that is not supported by longer-term trends as indicative of “noise”. The model also seeks to mitigate such noise by being run on a weekly, rather than daily basis. Additionally, the model employs certain counter-trend indicators that seek to identify when the equity market is overbought or oversold independent of whether the model anticipates a favorable or unfavorable equity market. For example, if the model determines that market conditions are favorable for equities, but equities are overbought, the model would signal a “Risk-Off” position. To the contrary, if the model determines that market conditions are not favorable for equities, but equities are oversold, the model would signal a “Risk-On” position.
In selecting underlying funds, the Adviser considers the performance, relative fees, management experience, and underlying portfolio composition and strategy of such underlying funds. The Fund is non-diversified, which means it may invest a high percentage of its assets in a limited number of securities. The Fund may also seek to replicate the holdings of an underlying fund (i.e., invest in the same component companies of an underlying fund in approximately the same weights that they have in the underlying fund) in lieu of investing in the underlying fund itself.
B-1

Appendix C
Kensington Active Advantage Fund
Principal Investment Strategies
The Adviser seeks to achieve the Fund’s investment objective by employing a fund-of-funds approach that utilizes a proprietary trend-following process which seeks to benefit from longer-term trends in equity and fixed income markets. As part of this process, the Fund will take positions in these markets when the opportunity is deemed beneficial or invest in cash, cash equivalents, and U.S. Treasury securities when opportunities are deemed unfavorable. The size of the positions taken will relate to various factors, including the Adviser’s systematic assessment of a trend and its likelihood of continuing, as well as the Adviser’s estimate of the market’s risk. The Adviser generally expects that the Fund will have exposure in both equities and fixed income securities, but at any one time the Fund may emphasize one asset class or invest solely in cash, cash equivalents, and U.S. Treasuries when both equity and fixed income markets are deemed to be unfavorable.
The Adviser’s process is primarily centered around trend-following analysis, which evaluates multiple inputs to recognize and measure consistent and repeating behavioral patterns in the financial markets. The Adviser will evaluate daily inputs related to the prices of certain U.S. high-yield and long-term Treasury bond funds, U.S. equity market indices, and the number of NYSE-listed companies whose prices have increased and decreased each day to recommend allocations across asset classes. This process is intended to identify strength or weakness in particular asset classes based upon a convergence of factors which will help inform the Fund’s overall asset allocation.
The Adviser generally expects that the Fund’s portfolio will allocate roughly 50–70% of its exposure to equity securities and 30–50% of its exposure to fixed income instruments. Generally, when the Adviser determines that market conditions are favorable, the Adviser will increase exposure in equities and lower quality, higher-yielding fixed income securities. When the Adviser determines that market conditions are less favorable, the Adviser will increase exposure to better-quality fixed income securities and cash equivalents (e.g., money market instruments). As a result, at times the Fund may invest substantially all of its assets in cash, cash equivalents, and U.S. Treasury securities, and at times the Fund may predominantly be exposed to equity securities.
The Fund primarily seeks to achieve its target exposure by investing in other mutual funds or exchange-traded funds (“ETFs”) (“underlying funds”). Underlying funds generally include those that track the returns of a broad-based U.S. equity market index, that invest in high-yield, income-producing securities, that pursue a balanced strategy, and those that invest in U.S. Treasury securities. Underlying funds that invest in equity securities may include companies of any market capitalization and may reflect companies based on certain factors, such as value- or growth-oriented companies. Underlying funds that invest in high-yield securities may utilize instruments including bills, notes, bonds, debentures, bank loans, loan participations, syndicated loan assignments and other evidence of indebtedness and are not restricted as to issuer credit quality, country, capitalization, security maturity, currency, or leverage. High-yield securities, also known as “junk bonds”, are debt instruments rated lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or lower than BBB- by Standard and Poor’s Rating Group (“S&P”), or, if unrated, determined by the underlying fund’s adviser to be of similar credit quality. The underlying funds may invest in junk bonds that are in default, subject to bankruptcy or reorganization.
In selecting underlying funds, the Adviser considers the performance, relative fees, management experience, and underlying portfolio composition and strategy of such underlying funds. The Fund is non-diversified, which means it may invest a high percentage of its assets in a limited number of securities. The Fund will typically limit its investment in a single underlying fund to one percent of such underlying fund’s net assets, although the percentage of such underlying fund owned by the Fund may change over time as the value of such investment changes and the Fund’s overall portfolio changes. The Fund may also seek to replicate the holdings of an underlying fund (i.e., invest in the same component companies of an underlying fund in approximately the same weights that they have in the underlying fund) in lieu of investing in the underlying fund itself and may invest directly in U.S. Treasury securities.
B-1